SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2006

REUTERS GROUP PLC

(Translation of registrant’s name into English)

THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes      No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC (Registrant)
Dated: August 1, 2006	By:	/s/ Nancy C. Gardner

3 July 2006.   Reuters acquires Telerate business in India

London – Reuters (LSE: RTR, NASDAQ: RTRSY) today announced that it has acquired the Telerate distribution business of Indian firm IQS (Indian Quotation Systems Private Limited). The value of the gross assets acquired in this transaction is US $1.7 million.
Ends
Press contacts:

Johnny Weir
Reuters Media Relations
Tel: +44 (0) 207 542 5211
Mobile : +44 (0)7990 565 211
Johnny.weir@reuters.com

Liam Hwee Tay
Reuters Asia Media Relations
Tel: +65 68703028
Mobile: +65 98193895
Liam.tay@reuters.com

Investor Relations contact:
Miriam McKay
Tel: +44 (0) 207 542 7057
Reuters Investor Relations
Miriam.mckay@reuters.com

About Reuters

Reuters (http://www.reuters.com/ ), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Its trusted information drives decision making across the globe based on a reputation for speed, accuracy and independence. At the end of 2005, Reuters had 15,300 staff in 89 countries. This includes 2,300 editorial staff in 189 bureaux serving 128 countries, making Reuters the world’s largest international multimedia news agency. In 2005, Reuters revenues were 2.4 billion pounds.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies

11 July 2006.   Reuters Group PLC block listing of shares

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 450,000 Ordinary shares of 25p each under the Discretionary Share Option Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Contact:

Rosemary Martin, General Counsel & Company Secretary

Email: rosemary.martin@reuters.com
Tel no. 020 7542 3485

12 July 2006.   Reuters Group PLC block listing of shares

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 450,000 Ordinary shares of 25p each under the Restricted Share Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Contact:

Rosemary Martin, General Counsel & Company Secretary

Email: rosemary.martin@reuters.com
Tel no. 020 7542 3485

13 July 2006.   Reuters Group PLC movement in shareholdings

Notification was received on 13 July 2006 from Fidelity International Limited and its direct and indirect subsidiaries informing us that they currently hold 185,512,285 Ordinary shares of 25 pence each in Reuters Group PLC which is 14.01% of the issued share capital excluding shares held in Treasury. This represents an increase in their holding since their last notification. The shares are registered in various accounts.

Contact:

Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC

rosemary.martin@reuters.com
Tel. no. 020 7542 3485

19 July 2006.   Reuters shareholders approve grant of CME options in FXMarketSpace joint venture

London – At Reuters Extraordinary General Meeting, held today, shareholders resolved to approve the grant to CME of certain joint venture options relating to FXMarketSpace, Reuters proposed joint venture with CME. 878,029,016 votes were cast in favour of the resolution, 286,225 against and 517,495 withheld their vote, resulting in a majority of 99.97 percent in favour.

Ends
Contacts:

Press
Yvonne Diaz
yvonne.diaz@reuters.com
+44 20 7542 2615
Investors
Karen Almeida
>karen.almeida@reuters.com
+44 20 7542 8617

Note to Editors

Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Its trusted information drives decision making across the globe based on a reputation for speed, accuracy and independence. At the end of 2005, Reuters had 15,300 staff in 89 countries. This includes 2,300 editorial staff in 189 bureaux serving 128 countries, making Reuters the world’s largest international multimedia news agency. In 2005, Reuters (LSE: RTR, NASDAQ: RTRSY) revenues were £2.4 billion.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies.

21 July 2006.   Reuters and CME complete FXMarketSpace joint venture

London – Reuters, the global information company, and CME, the world’s largest and most diverse financial exchange, today announced that they have completed the formation of their previously announced 50/50 joint venture FXMarketSpace. The launch of FXMarketSpace’s trading platform, expected in Q1 2007, will create the world’s first centrally-cleared, foreign exchange marketplace. Certain FXMarketSpace activities will be subject to regulatory approval of the UK Financial Services Authority, which is expected in early 2007. For more information on FXMarketSpace, please visit www.fxmarketspace.com.

Ends Contacts Press inquires:

Anita Liskey, 312/466-4613
Amy Rosenberg, FD, 212/850-5615 news@cme.com www.cme.com/mediaroom
Investor Contact John Peschier, 312/930.8491 CME-G

Press inquires:

Yvonne Diaz
+44 207 542 2615
yvonne.diaz@reuters.com

Investor Contact:

Miriam McKay
+44 20 7542 7057
miriam.mckay@reuters.com

Note to Editors
About CME

Chicago Mercantile Exchange Inc. (www.cme.com) is the world’s largest and most diverse financial exchange. As an international marketplace, CME brings together buyers and sellers on CME Globex electronic trading platform and on its trading floors. CME offers futures and options on futures primarily in four product areas: interest rates, stock indexes, foreign exchange and commodities. The exchange managed $47.0 billion in collateral deposits at March 31, 2006, including $3.8 billion in deposits for non-CME products. CME is a wholly owned subsidiary of Chicago Mercantile Exchange Holdings Inc. (NYSE, NASDAQ: CME), which is part of the Russell 1000® Index.

Statements in this news release that are not historical facts are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statements. More detailed information about factors that may affect our performance may be found in our filings with the Securities and Exchange Commission, including our most recent Quarterly Report on Form 10-Q, which can be obtained at its Web site at http://www.sec.gov. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

About Reuters Reuters (http://www.reuters.com/), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Its trusted information drives decision making across the globe based on a reputation for speed, accuracy and independence. At the end of 2005, had 15,300 staff in 89 countries. This includes 2,300 editorial staff in 189 bureaux serving 128 countries, making Reuters the world’s largest international multimedia news agency. In 2005, Reuters (LSE: RTR; NASDAQ: RTRSY) revenues were 2.4 billion pounds.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies.

This press release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are highlighted in the press release and are described in more detail in Reuters Annual Report and Form 20-F 2005 under the heading ‘Risk Factors’, and include the risk that necessary approvals are not received and that the joint venture is not as successful as or by the times anticipated. Copies of the Annual Report and Form 20-F 2005 are available on request from Reuters Group PLC, South Colonnade, Canary Wharf, London E14 5EP. Any forward-looking statements made by or on behalf of Reuters speak only as of the date they are made, and Reuters does not undertake to update any forward-looking statements.

RNS Number:7503F

5 July 2006
Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 650,000 ordinary shares at a price of 378.45 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 133,910,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,324,537,787.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

RNS Number:8250F

6 July 2006
Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 750,000 ordinary shares at a price of 377.35 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 134,660,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,323,794,158.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

RNS Number:9703F

10 July 2006
Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 375,000 ordinary shares at a price of 372.83 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 135,035,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,323,876,517.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

RNS Number:0531G

11 July 2006
Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 575,000 ordinary shares at a price of 371.85 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 135,610,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,323,303,453.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

RNS Number:1265G

12 July 2006
Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 200,000 ordinary shares at a price of 369.4 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 135,810,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,323,104,784.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

RNS Number:1917G

13 July 2006
Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 175,000 ordinary shares at a price of 361.2 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 135,985,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,322,931,328.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

RNS Number:2592G

14 July 2006
Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 175,000 ordinary shares at a price of 355.8 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 136,160,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,323,236,690.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

RNS Number:3248G

17 July 2006
Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 300,000 ordinary shares at a price of 350.15 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 136,460,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,322,940,066.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

RNS Number:3933G

18 July 2006
Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 300,000 ordinary shares at a price of 350.87 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 136,760,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,322,640,622.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

RNS Number:4636G

19 July 2006
Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 300,000 ordinary shares at a price of 355.4 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 137,060,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,322,340,820.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

RNS Number:5296G

20 July 2006
Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 300,000 ordinary shares at a price of 363.7 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 137,360,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,322,251,260.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

RNS Number:5909G

21 July 2006
Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 300,000 ordinary shares at a price of 364.07 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 137,660,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as Treasury shares) is 1,322,294,957.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

RNS Number:6543G

24 July 2006
Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 350,000 ordinary shares at a price of 371.77 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 138,010,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,321,969,622.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

RNS Number:7196G

25 July 2006
Reuters Group PLC
>Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 350,000 ordinary shares at a price of 376.67 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 138,360,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,321,619,622.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

27 July 2006

Reuters Group plc announces that on 27 July 2006 it purchased for cancellation 420,000 of its ordinary shares at a price of 392.461p per share.

31 July 2006

Reuters Group plc announces that on 31 July 2006 it purchased for cancellation 750,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 394.5164p per share.